Pricing supplement no. 405
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 174-A-I dated September 28, 2009

01-#04-2010-R
Registration Statement No. 333-155535
Dated January 13, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$3,000,000 Return Notes Linked to an Equally Weighted Basket of 11 Reference Stocks due January 26, 2011

General

- The notes are designed for investors who seek exposure to the performance of an equally weighted basket of 11 common stocks (including one American Depositary Share, or ADS), as increased by the Basket Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than approximately 0.15%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 26, 2011†
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 174-A-I, will supersede the terms set forth in product supplement no. 174-A-I. In particular, the Basket Adjustment Factor is 100.15%, which is greater than 100%.**
- The notes priced on January 13, 2010 and are expected to settle on or about January 19, 2010.

Key Terms

Basket:	The Basket consists of 11 common stocks, including one ADS (each, a "Reference Stock" and collectively, the "Reference Stocks"). The Reference Stocks and the Bloomberg ticker symbol, the relevant exchange on which it is listed, the Stock Weighting and the Initial Share Price of each Reference Stock are set forth under "The Basket" on page PS-1 of this pricing supplement.
Payment at Maturity:	Payment at maturity will reflect the performance of the Basket, as increased by the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows: $1,000 x (1 + Basket Return) x Basket Adjustment Factor ***Because the Basket Adjustment Factor is 100.15%, you will lose some or all of your investment at maturity if the Basket Return is less than approximately -0.15%.*** For more information on how the Basket Adjustment Factor can impact your payment at maturity, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?" in this pricing supplement.
Basket Return:	$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Basket Adjustment Factor:	100.15%
Starting Basket Level:	Set equal to 100 on the pricing date, which was January 13, 2010.
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 x [1 + sum of (Stock Return of each Reference Stock x Stock Weighting of such Reference Stock)]
Stock Return:	With respect to each Reference Stock, on any trading day: $\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Initial Share Price:	With respect to each Reference Stock, the closing price of one share of such Reference Stock on the pricing date as set forth under "The Basket" in this pricing supplement.
Final Share Price:	With respect to each Reference Stock, on the Observation Date, the closing price of one share of such Reference Stock on such day times the Stock Adjustment Factor for such Reference Stock on such day.
Stock Adjustment Factor:	With respect to each Reference Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 174-A-I for further information.
Observation Date:	January 21, 2011 †
Maturity Date:	January 26, 2011†
CUSIP:	48124AFJ1

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 174-A-I.

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 174-A-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$5	$995
Total	$3,000,000	$15,000	$2,985,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-16 of the accompanying product supplement no. 174-A-I.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-32 of the accompanying product supplement no. 174-A-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 13, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 174-A-I dated September 28, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 13, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 174-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 174-A-I dated September 28, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003670/e36603_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company, " "we," "us" or "our" refers to JPMorgan Chase & Co.

The Basket

The issuers of the Reference Stocks and the Bloomberg ticker symbol, the exchange on which each Reference Stock is listed, and the Stock Weighting and the Initial Share Price of each Reference Stock are set forth below:

Ticker Symbol	Reference Stock Issuers	Exchange	Stock Weighting	Initial Share Price
AMGN	Amgen Inc.	NASDAQ	1/11	$56.53
APA	Apache Corporation	NYSE	1/11	$106.82
BAX	Baxter International, Inc.	NYSE	1/11	$60.37
CSX	CSX Corporation	NYSE	1/11	$51.02
GILD	Gilead Sciences, Inc.	NASDAQ	1/11	$45.51
HBC	HSBC Holdings plc (ADSs)	NYSE	1/11	$58.86
HD	The Home Depot, Inc.	NYSE	1/11	$28.13
HK	Petrohawk Energy Corporation	NYSE	1/11	$26.03
HPQ	Hewlett-Packard Company	NYSE	1/11	$52.22
TMO	Thermo Fisher Scientific Inc.	NYSE	1/11	$48.70
QCOM	QUALCOMM Incorporated	NASDAQ	1/11	$48.70

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity for each $1,000 principal amount note. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Basket Adjustment Factor of 100.15%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
200.00	100.00%	100.30%
180.00	80.00%	80.27%
165.00	65.00%	65.25%
150.00	50.00%	50.23%
140.00	40.00%	40.21%
130.00	30.00%	30.20%
120.00	20.00%	20.18%
110.00	10.00%	10.17%
105.00	5.00%	5.16%
101.00	2.50%	2.65%
100.00	**0.00%**	**0.15%**
99.90	-0.10%	0.05%
99.85	**-0.15%**	**0.00%**
99.50	-0.50%	-0.35%
99.00	-1.00%	-0.85%
95.00	-5.00%	-4.86%
90.00	-10.00%	-9.86%
80.00	-20.00%	-19.88%
70.00	-30.00%	-29.90%
60.00	-40.00%	-39.91%
50.00	-50.00%	-49.93%
40.00	-60.00%	-59.94%
30.00	-70.00%	-69.96%
20.00	-80.00%	-79.97%
10.00	-90.00%	-89.99%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,051.58 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) \times 100.15\% = \$1,051.58$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 99.90. Although the Ending Basket Level of 99.90 is less than the Starting Basket Level of 100, because the Basket Adjustment Factor is 100.15% and the Basket Return is not less than approximately -0.15%, the investor receives a payment at maturity of $1000.50 per $1,000 principal amount, calculated as follows:

$$\$1,000 \times (1 + -0.10\%) \times 100.15\% = \$1,000.50$$

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than 0.15%, the investor receives a payment at maturity of $801.20 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + (-20\%)) \times 100.15\% = \$801.20$$

Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE BASKET** — The notes provide exposure to the performance of the Basket, as increased by the Basket Adjustment Factor. Because the Basket Adjustment Factor is 100.15%, you will receive at least the principal amount of your notes at maturity if the Ending Basket Level as compared to the Starting Basket Level has not declined by more than approximately 0.15%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 11 REFERENCE STOCKS** — The return on the notes is linked to the performance of an equally weighted Basket, which consists of 11 Reference Stocks. These Reference Stocks are the common stocks of Amgen Inc., Apache Corporation, Baxter International, Inc., CSX Corporation, Gilead Sciences, Inc., HSBC Holdings plc (ADS), The Home Depot, Inc., Petrohawk Energy Corporation, Hewlett-Packard Company, Thermo Fisher Scientific Inc. and QUALCOMM Incorporated.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 174-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 174-A-I dated September 28, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Reference Stocks, as increased by the Basket Adjustment Factor. Because the Basket Adjustment Factor is 100.15%, if the Ending Basket Level as compared to the Starting Basket Level has declined by more than approximately 0.15%, you will lose some or all of your investment in the notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **CORRELATION (OR LACK OF CORRELATION) OF THE REFERENCE STOCKS** — The notes are linked to a weighted Basket consisting of 11 Reference Stocks. Price movements and performances in the Reference Stocks may or may not be correlated with each other. At a time when the value of one or more of the Reference Stocks increases, the value of the other Reference Stocks may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Reference Stocks may be moderated, or more than offset, by the lesser increases or declines in the level of the other Reference Stocks. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level. You may lose some or all of your investment in the notes if the Ending Basket Level is less than the Starting Basket Level.

- **NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in any of the Reference Stocks, such as voting rights or dividend payments. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Reference Stocks and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs OF HSBC HOLDINGS plc AND THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES OF HSBC HOLDINGS plc** — Because one of the Reference Stocks is an ADS, you should be aware that your return on the notes is linked, in part, to the price of the ADSs and not the ordinary shares of HSBC Holdings plc. There are important differences between the rights of holders of ADSs and the rights of holders of the ordinary shares. Each ADS is a security evidenced by American Depositary Receipts that represents five ordinary shares of HSBC Holdings plc. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, HSBC Holdings plc, and holders of the ADSs, which may be different from the rights of holders of the ordinary shares. For example, HSBC Holdings plc may make distributions in respect of ordinary shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and the rights of holders of the ordinary shares of HSBC Holdings plc may be significant and may materially and adversely affect the value of the ADSs and, as a result, the notes.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in the notes linked, in part, to the value of ADSs representing interests in the ordinary shares of HSBC Holdings plc, which are issued by a UK issuer, involves risks associated with the home country of HSBC Holdings plc. The ADSs of HSBC Holdings plc, which are quoted and traded in U.S. dollars on the New York Stock Exchange, may trade differently from the ordinary shares of HSBC Holdings plc quoted and traded in British pounds sterling on the London Stock Exchange. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of HSBC Holdings plc (which is the United Kingdom), including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the ADSs of HSBC Holdings plc are quoted and traded in U.S. dollars on the New York Stock Exchange and the ordinary shares of HSBC Holdings plc are quoted and traded in British pounds sterling on the London Stock Exchange, fluctuations in the exchange rate between the British pound sterling and the U.S. dollar will likely affect the relative value of the ADSs of HSBC Holdings plc and the ordinary shares of HSBC Holdings plc, and, as a result, will likely affect the market price of the ADSs trading on the New York Stock Exchange. These trading differences and the currency exchange rate may affect the market value of the notes and whether the Final Share Price of the ADSs will be greater than, equal to or less than its Initial Share Price. The British pound sterling has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the British pound sterling are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rate between the British pound sterling and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United Kingdom and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the United Kingdom and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the United Kingdom, the United States and other jurisdictions important to international trade and finance.
- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuers or providing advisory services to such Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for each Reference Stock to reflect certain events affecting such Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 174-A-I for further information.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the closing price of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Stocks;
    - the time to maturity of the notes;
    - the correlation (or lack of correlation) in price movements among the Reference Stocks;
    - the dividend rates paid on the Reference Stocks;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory or judicial events;
    - the occurrence of certain events affecting the issuer(s) of the Reference Stock(s) that may or may not require an adjustment to the applicable Stock Adjustment Factor, including a merger or acquisition;
    - the exchange rate and volatility of the exchange rate between the U.S. dollar and the British pound sterling; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities (including ADSs) registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stocks" beginning on page PS-17 of the accompanying product supplement no. 174-A-I for more information.

Historical Information of the Reference Stocks and the Basket

The graphs contained in this pricing supplement set forth the historical performance of the Reference Stocks as well as the Basket as a whole based on the weekly closing prices (in U.S. dollars) of the Reference Stocks from January 7, 2005 through January 8, 2010. The graph of the historical Basket performance assumes the Basket Closing Level on January 7, 2005 was 100 and the Stock Weightings were as specified under "The Basket" in this pricing supplement. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of each Reference Stock, the price of such Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Amgen Inc. ("Amgen")

According to its publicly available filings with the SEC, Amgen is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology. The common stock of Amgen, par value $0.0001 per share, is listed on The NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of Amgen in the accompanying product supplement no. 174-A-I. Amgen's SEC file number is 000-12477.

Historical Information of the Common Stock of Amgen

The following graph sets forth the historical performance of the common stock of Amgen based on the weekly closing price (in U.S. dollars) of the common stock of Amgen from January 7, 2005 through January 8, 2010. The closing price of the common stock of Amgen on January 13, 2010 was $56.53. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Apache Corporation ("Apache")

According to its publicly available filings with the SEC, Apache is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids. The common stock of Apache, par value $0.625 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Apache in the accompanying product supplement no. 174-A-I. Apache's SEC file number is 001-04300.

Historical Information of the Common Stock of Apache

The following graph sets forth the historical performance of the common stock of Apache based on the weekly closing price (in U.S. dollars) of the common stock of Apache from January 7, 2005 through January 8, 2010. The closing price of the common stock of Apache on January 13, 2010 was $106.82. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Baxter International Inc. ("Baxter")

According to its publicly available filings with the SEC, Baxter is a diversified healthcare company that develops, manufactures and markets products for people with hemophilia, immune disorders, infectious diseases, kidney disease, trauma and other chronic and acute medical conditions. The common stock of Baxter, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Baxter in the accompanying product supplement no. 174-A-I. Baxter's SEC file number is 001-04448.

Historical Information of the Common Stock of Baxter

The following graph sets forth the historical performance of the common stock of Baxter based on the weekly closing price (in U.S. dollars) of the common stock of Baxter from January 7, 2005 through January 8, 2010. The closing price of the common stock of Baxter on January 13, 2010 was $60.37. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



CSX Corporation ("CSX")

According to its publicly available filings with the SEC, CSX provides rail-based transportation services including traditional rail service and the transport of intermodal containers and trailers. The common stock of CSX, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of CSX in the accompanying product supplement no. 174-A-I. CSX's SEC file number is 001-08022.

Historical Information of the Common Stock of CSX

The following graph sets forth the historical performance of the common stock of CSX based on the weekly closing price (in U.S. dollars) of the common stock of CSX from January 7, 2005 through January 8, 2010. The closing price of the common stock of CSX on January 13, 2010 was $51.02. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Gilead Sciences, Inc. ("Gilead")

According to its publicly available filings with the SEC, Gilead is a biopharmaceutical company that discovers, develops and commercializes therapeutics in areas of unmet medical need. The common stock of Gilead, par value $0.001 per share, is listed on The NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of Gilead in the accompanying product supplement no. 174-A-I. Gilead's SEC file number is 000-19731.

Historical Information of the Common Stock of Gilead

The following graph sets forth the historical performance of the common stock of Gilead based on the weekly closing price (in U.S. dollars) of the common stock of Gilead from January 7, 2005 through January 8, 2010. The closing price of the common stock of Gilead on January 13, 2010 was $45.51. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



HSBC Holdings plc ("HSBC")

According to its publicly available filings with the SEC, HSBC is a banking and financial service organization that provides financial services through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Global Banking and Markets; and Private Banking. The ADSs (which we refer to as the "HSBC ADS"), each representing five ordinary shares of HSBC, nominal value US$0.50 per share, are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of HSBC ADS in the accompanying product supplement no. 174-A-I. HSBC's SEC file number is 001-14930.

Historical Information of the HSBC ADS

The following graph sets forth the historical performance of the HSBC ADS based on the weekly closing price (in U.S. dollars) of the HSBC ADS from January 7, 2005 through January 8, 2010. The closing price of the HSBC ADS on January 13, 2010 was $58.86. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Historical Performance of HSBC Holdings plc (ADS)

Source: Bloomberg

The Home Depot, Inc. ("Home Depot")

According to its publicly available filings with the SEC, Home Depot is a home improvement retailer that sells a wide assortment of building materials, home improvement and lawn and garden products and provides a number of related services. The common stock of Home Depot, par value $0.05 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Home Depot in the accompanying product supplement no. 174-A-I. Home Depot's SEC file number is 001-08207.

Historical Information of the Common Stock of Home Depot

The following graph sets forth the historical performance of the common stock of Home Depot based on the weekly closing price (in U.S. dollars) of the common stock of Home Depot from January 7, 2005 through January 8, 2010. The closing price of the common stock of Home Depot on January 13, 2010 was $28.13. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Historical Performance of The Home Depot, Inc.

Source: Bloomberg

Petrohawk Energy Corporation ("Petrohawk")

According to its publicly available filings with the SEC, Petrohawk is engaged in the exploration, development and production of predominantly natural gas properties located onshore in the United States. The common stock of Petrohawk, par value $0.001 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Petrohawk in the accompanying product supplement no. 174-A-I. Petrohawk's SEC file number is 001-33334.

Historical Information of the Common Stock of Petrohawk

The following graph sets forth the historical performance of the common stock of Petrohawk based on the weekly closing price (in U.S. dollars) of the common stock of Petrohawk from January 7, 2005 through January 8, 2010. The closing price of the common stock of Petrohawk on January 13, 2010 was $26.03. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Hewlett-Packard Company ("HP")

According to its publicly available filings with the SEC, HP is a global provider of products, technologies, software, solutions and services to individual consumers, small- and medium-sized businesses and large enterprises, including customers in the government, health and education sectors. The common stock of HP, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of HP in the accompanying product supplement no. 174-A-I. HP's SEC file number 001-04423.

Historical Information of the Common Stock of HP

The following graph sets forth the historical performance of the common stock of HP based on the weekly closing price (in U.S. dollars) of the common stock of HP from January 7, 2005 through January 8, 2010. The closing price of the common stock of HP on January 13, 2010 was $52.22. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Thermo Fisher Scientific Inc. ("Thermo Fisher")

According to its publicly available filings with the SEC, Thermo Fisher provides analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics. The common stock of Thermo Fisher, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Thermo Fisher in the accompanying product supplement no. 174-A-I. Thermo Fisher's SEC file number is 001-18002.

Historical Information of the Common Stock of Thermo Fisher

The following graph sets forth the historical performance of the common stock of Thermo Fisher based on the weekly closing price (in U.S. dollars) of the common stock of Thermo Fisher from January 7, 2005 through January 8, 2010. The closing price of the common stock of Thermo Fisher on January 13, 2010 was $48.70. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



QUALCOMM Incorporated ("Qualcomm")

According to its publicly available filings with the SEC, Qualcomm develops and supplies CDMA-based integrated circuits and system software for wireless voice and data communications, multimedia functions and global positioning system products. The common stock of Qualcomm, par value $0.0001 per share, is listed on The NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of Qualcomm in the accompanying product supplement no. 174-A-I. Qualcomm's SEC file number is 000-19528.

Historical Information of the Common Stock of Qualcomm

The following graph sets forth the historical performance of the common stock of Qualcomm based on the weekly closing price (in U.S. dollars) of the common stock of Qualcomm from January 7, 2005 through January 8, 2010. The closing price of the common stock of Qualcomm on January 13, 2010 was $48.70. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Historical Information of the Basket

The following graph sets forth the historical performance of the Basket based on the weekly Basket Closing Level from January 7, 2005 through January 8, 2010. The following graph assumes the Basket Closing Level on January 7, 2005 was 100 and the Stock Weightings were as specified under "The Basket" in this pricing supplement.

